May 18, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Hao Liu, President
Neoview Holdings, Inc.
STE 401
3702 South Virginia Street, #G12
Reno, Nevada 89502

Re:      Neoview Holdings, Inc.
Form SB-2, Amendment 1, filed April 12, 2005
File No.:  333-122557

Dear Ms. Liu:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	References to our prior letter are to that dated March 3, 2005.

General
1. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.
2. We note the registration statement covers the resale of nearly all
(80%) of Neoview Holdings` outstanding securities. Your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. Because Neoview Holdings does not qualify to conduct an offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering by Neoview Holdings.
3. Revise the statement regarding the prospectus delivery requirement to state "ninety days" instead of "forty days." Please note that, with respect to transactions referred to in clause (B) of Section 4(3) of the Securities Act, if securities of the issuer have not previously been sold pursuant to an earlier effective registration statement the applicable period, the prospectus delivery requirement shall be ninety days instead of forty days.
4. Pursuant to Rule 310 of Regulation S-T of the Securities Act, please file on EDGAR a marked copy of Amendment #1 to the registration statement.

Cover Page of the Prospectus
5. We repeat our prior comment #6, which requested that you disclose, wherever applicable, that there can be no assurances that you will be able to obtain an OTCBB listing. Please do so in footnote #2 to the table on the cover page of the registration statement, in the "Prospectus Summary - The Offering" section on page 5 and in the "Determination of Offering Price" section on page 13.
Please see Going Concerns, page 5
6. "Going Concerns" does not have the same meaning as a "`going concern` opinion." Please revise the heading of this section

Risk Factors, page 6
7. We note that you have moved disclosure to the first paragraph of this section in response to our prior comment #12, but you have not revised it as we requested. Therefore, we repeat the following part of the comment:
"Firstly, please note that if you receive new information or certain events occur that would make statements in your current prospectus materially misleading you would need to update your disclosure as required by the federal securities laws. Please revise your disclosure accordingly."

Because our business will use the Internet as the primary medium to conduct our business transactions, our success is dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce, page 8
8. Please note that in the context of this risk factor the term "Internet auto parts & tool trade center" is ambiguous and could be interpreted to mean that you are discussing a website and, also, a physical location, named "tool trade center." Wherever you use the description "Internet auto parts & tool trade center" throughout the registration statement, please clarify the meaning if it is ambiguous in its context.
9. You have stated the following in this risk factor: "[W]e expect to conduct most of our business transactions through the Internet (our emphasis)." Please describe all other ways you will conduct business.

We may not be able to compete effectively against our competitors as some of our competitors have greater financial, technical and human resources than us. If we do not compete against our competitors effectively, our business and prospects will be adversely affected, page 9
10. In your response to our prior comment #11 you have added the following under this risk factor and, also, under "Business-Competition" on page 16: "Competitors who are manufacturers and use websites themselves, compete with those who are outside China, and other competitors who utilize products other than through the internet." Clarify whether this is a part of the above risk factor heading or the content of the risk factor, or neither. In addition, in both sections please revise to make it responsive to our prior comment #11.

Growth of Internet Usage in China, page 15
11. The website name you have provided in the disclosure is different from that provided in your response letter. In addition, neither of the names accesses a website. Please provide the correct website name.
12. We repeat our prior comment #15. When you provide the copies of the website pages, please mark them so that we can compare them with your disclosure without unnecessary delay.

Government Regulations, page 19
13. We repeat our prior comment #19, which stated:
"Distinguish more clearly between which types of laws already exist and which are probable. In addition, clarify, especially in the first paragraph of this section, which country`s laws you are discussing."
In addition reinsert the disclosure you have removed from the forefront of this section or explain why it is not material. In addition, provide with greater specificity the disclosure required by
Item 101(b)(8) and(9), which states:
"(8) Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process; (9) Effect of existing or probable governmental regulations on the business." Plan of Operation, page 21
14. We have reviewed your revisions in response to our prior comment
#22. Please fill in the blank spaces you have included with amounts and dates.

Certain Relationships and Related Transactions, page 24
15. We repeat our prior comment #31 which stated: "There is a loan referenced in Note 4 of the financial statements, but it is not disclosed in this section. Please advise or revise."

Market for Our Common Stock and Related Stockholder Matters, page
33
16. In your response to our prior comment #35, you have supplementally advised us that your disclosure on page 26, under "Plan of Distribution" was incorrect in that it stated that, because your selling security holders paid the full purchase price for the shares of your common stock covered by this registration statement on
February 3, 2004, the shares of your common stock covered by this registration statement met the one year holding period required by Rule 144. Supplementally advise the staff of the status of the registered shares with regard to Rule 144, and explain in detail how you determined the status.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David Burton at 202-551-3626 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Eileen Wan, Esquire
      By facsimile at 604-669-5791



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Hao Liu, President
Neoview Holdings
May 18, 2005
Page 1